Exhibit 12

Computation of Ratio of Earnings to Fixed Charges and to Combined

Fixed Charges and Preferred Stock Dividends

	Six months ended June 30, 2004	March 29 through June 30, 2003	January 1 through March 28, 2003
	(Successor)	(Successor) (in millions)	(Predecessor)

Net income	$875.8	$373.7	$245.7
Income tax expense	450.5	189.9	181.8

Income before income tax expense	1,326.3	563.6	427.5

Fixed charges:
Interest expense(1)	1,277.5	574.5	898.1
Interest portion of rentals(2)	26.6	11.2	18.2

Total fixed charges	1,304.1	585.7	916.3

Total earnings as defined	$2,630.4	$1,149.3	$1,343.8

Ratio of earnings to fixed charges	2.02	1.96	1.47	(4)
Preferred stock dividends(3)	54.2	32.8	33.4
Ratio of earnings to combined fixed charges and preferred stock dividends	1.94	1.86	1.41	(4)

(1)	For financial statement purposes for the periods January 1 through March 28, 2003 and March 29 through June 30, 2003, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.
(2)	Represents one-third of rentals, which approximates the portion representing interest.
(3)	Preferred stock dividends are grossed up to their pretax equivalents.
(4)	The ratios for the period January 1 through March 28, 2003 have been negatively impacted by $167.3 million (after-tax) of HSBC acquisition related costs and other merger related items incurred by Household. Excluding these charges, our ratio of earnings to fixed charges would have been 1.69 percent and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.63 percent. These non-GAAP financial ratios are provided for comparison of our operating trends only.